UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2022

SCHOLASTIC CORPORATION

(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-19860	13-3385513
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

557 BROADWAY, NEW YORK, NEW YORK	10012
(Address of Principal Executive Offices)	(Zip Code)

(212) 343-6100

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	SCHL	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On October 24, 2022, Scholastic Corporation (the “Company”) issued a press release announcing that the Company intends to commence, on October 25, 2022, a modified “Dutch Auction” tender offer to purchase for cash up to $75 million of its shares of Common Stock, par value, $.01 per share, less any applicable withholding taxes and without interest.

The press release attached hereto as Exhibit 99.1 is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this statement and the accompanying exhibit has not yet commenced. The solicitation of offers to buy shares of Scholastic Corporation common stock will only be made pursuant to an Offer to Purchase and other related documents that the Company will send to its shareholders once the tender offer has commenced. Shareholders of the Company are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer. Those materials will be distributed by the Company to the Company’s shareholders at no expense to them.

Upon commencement of the tender offer, the Company will file the Offer to Purchase and other related documents with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or free of charge from the Company as described in Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit 99.1	Press Release, dated October 24, 2022

Exhibit 104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 24, 2022	SCHOLASTIC CORPORATION

	By:	/s/ Andrew S. Hedden
	Name:	Andrew S. Hedden
	Title:	Executive Vice President and General Counsel

Exhibit 99.1

Scholastic Announces Intent to Repurchase Up to $75 Million of its Common Stock Through Modified Dutch Auction Tender Offer

New York, NY – October 24, 2022 – Scholastic Corporation (“Scholastic”) (NASDAQ: SCHL), the global children’s publishing, education and media company, today announced that its Board of Directors (the “Board”) has authorized the repurchase of up to $75 million of the Company’s common stock through a modified “Dutch Auction” tender offer (“Offer”), at an anticipated cash purchase price per share of not less than $35.00 per share and not more than $40.00 per share, less any applicable withholding taxes and without interest.

Scholastic intends to commence the Offer on Tuesday, October 25, 2022, with expiration of the Offer scheduled for 12:00 Midnight, at the end of the day, New York City time on Tuesday, November 22, 2022, unless the Offer is extended or earlier terminated. The purchase of common shares under the Offer will be funded entirely through the Company’s cash on hand.

“This decision to purchase approximately 6% of our outstanding shares of common stock represents both a major investment in our own stock at what we believe are very attractive prices and a first step as we review Scholastic’s capital allocation framework in light of our improved margin profile and long-term free cash flow outlook,” said Peter Warwick, President and Chief Executive Officer. “While we will continue to prioritize investments in strategic growth opportunities, both organic and inorganic, and maintaining a strong balance sheet to ensure the longevity of Scholastic’s mission and brand, we are also committed to returning excess capital to shareholders and improving the long-term efficiency of our balance sheet.”

The Offer will be subject to various terms and conditions as will be described in offer materials that will be publicly filed and distributed to shareholders upon commencement. The Dealer-Managers for the Offer will be BofA Securities, Inc. and Wells Fargo Securities, LLC. Georgeson LLC will serve as the Information Agent for the Offer.

Neither Scholastic’s management, nor any of its Board, executive officers, the dealer managers, the information agent or the depositary will be making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the Offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares. Shareholders should consult their financial and tax advisors in making this decision.

The tender offer described in this press release has not yet commenced. This press release is for information purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of Scholastic common stock. The solicitation of offers to purchase shares of Scholastic common stock will be made only pursuant to the tender offer documents, including an Offer to Purchase and related Letter of Transmittal, that Scholastic intends to distribute to shareholders and file as part of a tender offer statement on Schedule TO with the Securities and Exchange Commission, tomorrow, October 25, 2022.

SCHOLASTIC SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY SCHOLASTIC WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE TERMS OF THE TENDER OFFER.

Once the tender offer is commenced copies of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Scholastic will be filing with the Securities and Exchange Commission will be distributed by the Company to the Company’s shareholders at no expense to them and will also be available to shareholders free of charge at the Commission’s website at www.sec.gov or the investors information section of Scholastic’s website at investor.scholastic.com

About Scholastic

For more than 100 years, Scholastic Corporation (NASDAQ: SCHL) has been encouraging the personal and intellectual growth of all children, beginning with literacy. Having earned a reputation as a trusted partner to educators and families, Scholastic is the world’s largest publisher and distributor of children’s books, a leading provider of literacy curriculum, professional services, and classroom magazines, and a producer of educational and entertaining children’s media. The Company creates and distributes bestselling books and e-books, print and technology-based learning programs for pre-K to grade 12, and other products and services that support children’s learning and literacy, both in school and at home. With 15 international operations and exports to 165 countries, Scholastic makes quality, affordable books available to all children around the world through school-based book clubs and book fairs, classroom libraries, school and public libraries, retail, and online. Learn more at www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements relating to future periods. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children’s book and educational materials markets generally and acceptance of the Company’s products within those markets, and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

Contact: Scholastic Corporation

Investors: Jeffrey Mathews, (212) 343-6741 investor_relations@scholastic.com

Media: Anne Sparkman, (212) 343-6657 asparkman@scholastic.com